Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information
For the three months ended

31 March 2026 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE Three MONTHS ENDED 31 MARCH 2026

(unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-33

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three months ended 31 March 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Three Months Ended 31 March 2025	Three Months Ended 31 March 2026

REVENUE	4,5,17	821,851	1,080,630
Net fee revenue		353,741	386,581
Interest revenue		327,964	451,887
Retail revenue		134,343	218,568
Other gains		5,803	23,594

COSTS AND OPERATING EXPENSES	6,17	(514,399)	(758,329)
Cost of goods and services		(200,977)	(312,694)
Interest expenses and fees		(183,067)	(267,950)
Transaction expenses		(7,786)	(8,750)
Technology & product development		(42,897)	(61,579)
Sales & marketing		(22,228)	(33,967)
General & administrative expenses		(16,953)	(22,549)
Provision expenses	7	(40,491)	(50,840)

NET INCOME BEFORE TAX		307,452	322,301

Income tax		(53,403)	(70,394)

NET INCOME		254,049	251,907

Attributable to:
Shareholders of the Company		252,056	249,394
Non-controlling interest		1,993	2,513
NET INCOME		254,049	251,907

Earnings per share
Basic (KZT)	8	1,327	1,313
Diluted (KZT)	8	1,321	1,308

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three months 31 March 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Three Months Ended 31 March 2025	Three Months Ended 31 March 2026
NET INCOME	254,049	251,907
,
OTHER COMPREHENSIVE INCOME/LOSS
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	42	14
Items that may be reclassified subsequently to profit or loss:

Gains/(losses) arising during the period, net of tax KZT Nil, for debt instruments at FVTOCI	(62,718)	2,463
Recoveries recognised in profit or loss, for debt instruments at FVTOCI	(239)	(50)
Reclassification of (gains)/losses included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	247	(1,845)
Foreign exchange differences on translation of foreign operations	(6)	(1,451)

Other comprehensive loss for the period	(62,674)	(869)

TOTAL COMPREHENSIVE INCOME	191,375	251,038
Attributable to:
Shareholders of the Company	190,044	248,457
Non-controlling interest	1,331	2,581
TOTAL COMPREHENSIVE INCOME	191,375	251,038

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2025 and 31 March 2026 (Unaudited)

(in millions of KZT)

	Notes	31 December 2025	31 March 2026
ASSETS:
Cash and cash equivalents	9	903,143	797,075
Mandatory cash balances with National Bank of the Republic of Kazakhstan		305,126	317,840
Due from banks	16	51,951	62,350
Investment securities and derivatives	10,16	1,179,819	1,208,348
Loans to customers	11,16,17	7,172,162	7,262,533
Property, equipment and intangible assets		714,361	715,011
Goodwill		447,128	448,604
Inventory		124,522	105,997
Other assets	17	183,536	179,953

TOTAL ASSETS		11,081,748	11,097,711

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	12,16	16,183	25,094
Customer accounts	13,16,17	7,531,286	7,428,537
Debt securities issued	16	331,992	309,687
Subordinated debt	16	161	13
Trade liabilities		346,401	277,405
Deferred tax liabilities		71,409	71,611
Other liabilities	17	182,739	210,296

TOTAL LIABILITIES		8,480,171	8,322,643

EQUITY:
Issued capital	14	130,144	130,144
Treasury shares	14	(169,985)	(187,713)
Additional paid-in-capital		506	506
Revaluation deficit of financial assets and other reserves		(40,545)	(41,482)
Share-based compensation reserve	15	27,938	11,433
Retained earnings		2,543,785	2,771,245
Total equity attributable to Shareholders of the Company		2,491,843	2,684,133
Non-controlling interest		109,734	90,935
TOTAL EQUITY		2,601,577	2,775,068

TOTAL LIABILITIES AND EQUITY		11,081,748	11,097,711

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the three months ended 31 March 2025 and 2026 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation deficit of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income	-	-	-	-	-	252,056	252,056	1,993	254,049
Other comprehensive loss	-	-	-	(62,012)	-	-	(62,012)	(662)	(62,674)
Total comprehensive income	-	-	-	(62,012)	-	252,056	190,044	1,331	191,375
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	17,260	17,260
Share options accrued	-	-	-	-	2,161	-	2,161	-	2,161
Share options exercised	-	3,429	-	-	(19,281)	15,852	-	-	-
Balance at 31 March 2025	130,144	(148,092)	506	(20,986)	14,654	1,733,203	1,709,429	74,228	1,783,657
Balance at 31 December 2025	130,144	(169,985)	506	(40,545)	27,938	2,543,785	2,491,843	109,734	2,601,577
Net income	-	-	-	-	-	249,394	249,394	2,513	251,907
Other comprehensive (loss)/income	-	-	-	(937)	-	-	(937)	68	(869)
Total comprehensive income	-	-	-	(937)	-	249,394	248,457	2,581	251,038
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	(30,534)	(30,534)	(21,380)	(51,914)
Share options accrued	-	-	-	-	2,735	-	2,735	-	2,735
Share options exercised	-	10,640	-	-	(19,240)	8,600	-	-	-
Share buy-back program	-	(28,368)	-	-	-	-	(28,368)	-	(28,368)
Balance at 31 March 2026	130,144	(187,713)	506	(41,482)	11,433	2,771,245	2,684,133	90,935	2,775,068

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the three months ended 31 March 2025 and 2026 (Unaudited)

(in millions of KZT)

	Three months ended 31 March 2025	Three months ended 31 March 2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	296,811	412,907
Other interest received	68,491	75,551
Interest and fees paid	(182,578)	(263,846)
Expenses paid on obligatory insurance of individual deposits	(3,758)	(6,251)
Net fee revenue received	368,651	391,068
Retail revenue received	134,343	218,568
Sales & marketing expenses paid	(22,076)	(34,561)
Other income received	5,935	36,082
Transaction expenses paid	(7,786)	(8,750)
Cost of goods and services purchased	(200,705)	(316,216)
Technology & product development expenses paid	(28,471)	(42,779)
General & administrative expenses paid	(13,867)	(20,173)
Cash flows from operating activities before changes in operating assets and liabilities	414,990	441,600

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	3,832	(12,714)
Due from banks	2,365	(7,155)
Financial assets at FVTPL	(13,167)	(13,180)
Loans to customers	(372,046)	(170,733)
Inventory	96,653	18,525
Other assets	(166,128)	14,085
Increase/(decrease) in operating liabilities:
Due to banks	184,044	8,929
Customer accounts	(555,272)	(76,397)
Financial liabilities at FVTPL	347	8,844
Trade liabilities	229,285	(68,996)
Other liabilities	101,936	7,162
Cash inflow/(outflow) from operating activities before income tax	(73,161)	149,970
Income tax paid	(51,507)	(63,461)
Net cash inflow/(outflow) from operating activities	(124,668)	86,509
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(26,829)	(32,962)
Proceeds on sale of property and equipment	81	19
Proceeds on disposal of investment securities at FVTOCI	186,902	287,072
Purchase of investment securities at FVTOCI	(9,850)	(342,781)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(265,716)	-

Net cash outflow from investing activities	(115,412)	(88,652)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the three months ended 31 March 2025 and 2026 (Unaudited)

(in millions of KZT)

	Three months ended 31 March 2025	Three months ended 31 March 2026

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	326,047	-
Purchase of treasury shares	-	(28,368)
Acquisition of non-controlling interests	-	(51,915)
Net cash (outflow)/inflow from financing activities	326,047	(80,283)

Effect of changes in foreign exchange rate on cash and cash equivalents	(18,815)	(23,642)

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	67,152	(106,068)

CASH AND CASH EQUIVALENTS, beginning of period	619,470	903,143

CASH AND CASH EQUIVALENTS, end of period	686,622	797,075

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model in Kazakhstan: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance. Since 2025 the Group operates the Hepsiburada marketplace in Türkiye.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.
For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and domestic and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

On 29 January 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an acquisition of an additional 20.25% of the shares in Hepsiburada to 85.66% with the consideration of approximately USD 168 million.

On 27 March 2025, Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. At the time the interim condensed consolidated financial statements were authorised for issue, the agreement is subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

The shareholders are as follows:

	31 December 2025%	31 March 2026%
Baring Funds*	23.22	22.29
Mikheil Lomtadze	22.58	23.04
Vyacheslav Kim	20.74	20.75
Public Investors	29.59	29.87
Management	3.87	4.05

Total	100.00	100.00

*As at 31 December 2025 and 31 March 2026, Asia Equity Partners Limited held 7.29% and 6.35% of total shares, respectively, Fintech Partners Limited held 9.49% and 9.50% of total shares, respectively, and European Investors Limited held 6.44% and 6.45% on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 14 May 2026.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2025 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December 2025	31 March 2026

KZT/USD	505.53	481.54
KZT/EUR	593.44	553.24
KZT/TRY	11.80	10.83

Reclassification

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no impact on previously reported statements of profit or loss, other comprehensive income, financial position, changes in equity and cash flows.

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2025.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2026:

Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	Three months ended 31 March 2025	Three months ended 31 March 2026

REVENUE	821,851	1,080,630
Fee revenue	365,961	397,453
Interest revenue	327,964	451,887
Retail revenue	134,343	219,779
Rewards	(12,220)	(12,083)
Other gains	5,803	23,594

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Revenue by segments is presented below:

	Three months ended 31 March 2025	Three months ended 31 March 2026
Payments	147,471	158,294
Payments fee revenue	115,463	117,805
Interest revenue	32,008	40,489

Marketplace	349,345	519,860
Marketplace fee revenue	194,806	254,643
Retail revenue	134,343	219,779
Interest revenue	11,669	19,510
Other gains	8,527	25,928

Fintech	342,811	429,553
Interest revenue	287,569	404,286
Fintech fee revenue	57,966	27,601
Other losses	(2,724)	(2,334)
Intergroup	(5,556)	(14,994)
Segment Revenue	834,071	1,092,713
Rewards	(12,220)	(12,083)
REVENUE	821,851	1,080,630

Intergroup includes Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. For the three months ended 31 March 2025 and 2026, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

Other gains/(losses) are mainly due to net gains/(losses) on foreign exchange operations and financial assets and liabilities. For the three months ended 31 March 2025 and 2026, net gain on monetary position were KZT 7,244 million and KZT 15,825 million, respectively. For the three months ended 31 March 2025 and 2026, the net gain on foreign exchange operations were
KZT 10,586 million and KZT 15,771 million, respectively. For the three months ended
31 March 2025 and 2026, the net losses on financial assets and liabilities were KZT (14,060) million and KZT (10,483) million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Three months ended 31 March 2025	Three months ended 31 March 2026
Goods and services transferred at point in time	432,352	579,038
Payments fee revenue - Transaction Revenue	106,751	108,600
Marketplace fee revenue	191,258	250,659
Retail revenue	134,343	219,779
Goods and services transferred over time	70,226	40,790
Payments fee revenue - Membership Revenue	8,712	9,205
Marketplace fee revenue - Membership revenue	3,548	3,984
Fintech fee revenue - Membership Revenue	747	732
Fintech fee revenue - Fintech banking service fees	57,219	26,869
TOTAL FEE AND RETAIL REVENUE	502,578	619,828

Interest revenue by type of operation for the three months ended 31 March 2025 and 2026 is presented below:

	Three months ended 31 March 2025	Three months ended 31 March 2026

Interest revenue from loans to customers	278,640	388,904
Interest revenue from other operations	49,324	62,983
Total interest revenue	327,964	451,887

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and adjusted EBITDA:

	Three months ended 31 March 2025	Three months ended 31 March 2026

SEGMENT REVENUE	834,071	1,092,713
Payments	147,471	158,294
Marketplace	349,345	519,860
Fintech	342,811	429,553
Intergroup	(5,556)	(14,994)

ADJUSTED EBITDA	337,566	367,859
Payments	89,991	89,735
Marketplace	105,397	118,211
Fintech	142,178	159,913

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

The following table presents a reconciliation of net income to adjusted EBITDA:

	Three months ended 31 March 2025	Three months ended 31 March 2026
Net Income	254,049	251,907
Interest Revenue from other operations	(49,324)	(62,983)
Interest Expenses and fees from other operations	68,238	106,558
Share-based compensation expense	2,161	2,735
Other gains	(5,803)	(23,594)
Income tax expense	53,403	70,394
Depreciation and amortization expenses	14,842	22,842
Adjusted EBITDA	337,566	367,859

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and adjusted EBITDA.

In 2026, the Group changed the primary performance measure of segments from net income to adjusted EBITDA. The comparative information has been adjusted to reflect this change. The Group has included adjusted EBITDA non-IFRS financial measure because it is used by CODM to evaluate operating performance.

Costs and operating expenses that are deducted from revenue, include interest expenses and fees (2025: KZT (169,384) million; 2026: KZT (243,920) million) and provision expenses (2025: KZT (38,078) million; 2026: KZT (50,731) million), both attributable to Fintech Segment, and cost of goods and services (2025: KZT (183,736) million; 2026: KZT (293,626) million) attributable to Marketplace Segment.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments.

The following table presents the summary of share-based compensation expense by segments:

	Three months ended 31 March 2025	Three months ended 31 March 2026

SHARE-BASED COMPENSATION	(2,161)	(2,735)
Payments	(831)	(1,096)
Marketplace	(460)	(629)
Fintech	(870)	(1,010)

The following tables present the summary of revenue and non-current assets (excluding financial instruments, goodwill, deferred tax assets and other financial assets) by geographical market:

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

	Three months ended 31 March 2025	Three months ended 31 March 2026

SEGMENT REVENUE	834,071	1,092,713
Kazakhstan & Other	685,486	804,458
Türkiye	148,585	288,255

	31 December 2025	31 March 2026

NON-CURRENT ASSETS	719,037	728,417
Kazakhstan & Other	371,170	380,197
Türkiye	347,867	348,220

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

6.
Costs and operating expenses

	Three months ended 31 March 2025	Three months ended 31 March 2026

COSTS AND OPERATING EXPENSES	(514,399)	(758,329)
Cost of goods and services	(200,977)	(312,694)
Interest expenses and fees	(183,067)	(267,950)
Transaction expenses	(7,786)	(8,750)
Technology & product development	(42,897)	(61,579)
Sales & marketing	(22,228)	(33,967)
General & administrative expenses	(16,953)	(22,549)
Provision expenses (see Note 7)	(40,491)	(50,840)

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods include the purchase price of consumer products the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Rebates includes consideration received from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. For the three months ended 31 March 2025, and 2026, the cost of goods were
KZT 120,402 million and KZT 197,602 million, respectively. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers,

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities, and other support functions.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Interest expenses and fees by type of operation for the three months ended 31 March 2025, and 2026 is presented below:

	Three months ended 31 March 2025	Three months ended 31 March 2026
Interest expenses
Interest expense attributable to financing of loans to customers	114,829	161,392
Interest expense from other operations	59,062	84,390
Total interest expenses	173,891	245,782
Fees for collection of credit card receivables	9,176	22,168
Total interest expenses and fees	183,067	267,950

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Three months ended 31 March 2025			Three months ended 31 March 2026
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(15,814)	-	(371)	(22,945)	-	(419)
Technology & product development	(18,892)	(12,501)	(2,970)	(24,154)	(19,626)	(3,670)
Sales & marketing	(1,468)	-	(51)	(4,032)	-	(62)
General & administrative expenses	(8,536)	(2,341)	(551)	(10,131)	(3,216)	(996)
Total	(44,710)	(14,842)	(3,943)	(61,262)	(22,842)	(5,147)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Three months ended 31 March 2025	Three months ended 31 March 2026

SHARE-BASED COMPENSATION	(2,161)	(2,735)
Cost of goods and services	(144)	(167)
Technology & product development	(1,465)	(1,920)
Sales & marketing	(51)	(108)
General & administrative expenses	(501)	(540)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the three months ended 31 March 2025 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640
Changes in provisions
-Transfer to Stage 1	11,956	(10,235)	(1,721)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(2,217)	13,492	(11,275)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(4,882)	(18,346)	23,228	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(18,197)	20,391	16,299	223	(2)	(103)	(21)	(113)	2	511	60	19,050
New assets issued	24,537	-	-	-	-	3	-	-	-	-	-	24,540
Repaid assets (except for write-off)	(11,970)	(819)	(1,650)	-	-	-	-	-	-	-	-	(14,439)
Modification effect	-	-	11,345	-	-	(5)	-	-	-	-	-	11,340
Total effect on Consolidated Statements of Profit or Loss	(5,630)	19,572	25,994	223	(2)	(105)	(21)	(113)	2	511	60	40,491
Write-off, net of recoveries/recoveries	-	-	(21,382)	-	-	-	-	-	-	2,905	-	(18,477)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	-	-	4,178
Monetary loss	(28)	(44)	(175)	-	-	-	-	-	-	-	-	(247)
Foreign exchange difference	-	-	3	-	-	-	-	-	-	-	-	3
As at 31 March 2025	77,259	27,673	211,214	2,408	5	346	119	474	44	11,986	60	331,588

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the three months ended 31 March 2026 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2025	74,162	26,061	270,058	1,483	8	336	59	421	46	12,458	-	385,092
Changes in provisions
-Transfer to Stage 1	8,667	(1,784)	(6,883)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(2,388)	5,980	(3,592)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(7,544)	(21,052)	28,596	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(15,306)	19,770	26,455	395	-	(71)	(28)	28	29	679	-	31,951
New assets issued	18,831	-	-	-	-	21	-	-	-	-	-	18,852
Repaid assets (except for write-off)	(9,463)	(684)	(3,199)	-	-	-	-	-	-	-	-	(13,346)
Modification effect	-	-	13,383	-	-	-	-	-	-	-	-	13,383
Total effect on Consolidated Statements of Profit or Loss	(5,938)	19,086	36,639	395	-	(50)	(28)	28	29	679	-	50,840
Write-off, net of recoveries / recoveries	-	-	(30,848)	-	-	-	-	-	-	(999)	-	(31,847)
As at 31 March 2026	66,959	28,291	293,970	1,878	8	286	31	449	75	12,138	-	404,085

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2025 and 31 March 2026, the allowance for impairment losses on financial assets at FVTOCI of KZT 816 million and

KZT 766 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

8.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the three months ended 31 March 2026. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	31 March 2025	31 March 2026
Net income attributable to the shareholders of the Company	252,056	249,394
Weighted average number of common shares for basic earnings per share	190,015,729	189,871,049
Weighted average number of common shares for diluted earnings per share	190,843,204	190,649,966
Earnings per share – basic (KZT)	1,327	1,313
Earnings per share – diluted (KZT)	1,321	1,308

Reconciliation of the number of shares used for basic and diluted earnings per share:

	31 March	31 March
	2025	2026
Weighted average number of common shares for basic earnings per share	190,015,729	189,871,049
Number of potential common shares attributable to share-based compensation	827,475	778,917
Weighted average number of common shares for diluted earnings per share	190,843,204	190,649,966

9.
Cash and cash equivalents

	31 December 2025	31 March 2026

Cash on hand	181,410	122,446
Current accounts with other banks	153,554	90,339
Short-term deposits with other banks	137,126	549,671
Reverse repurchase agreements	431,053	34,619

Total cash and cash equivalents	903,143	797,075

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2025 and 31 March 2026, current accounts and short-term deposits with NBRK are KZT Nil and KZT 350,850 million, respectively.

As at 31 December 2025 and 31 March 2026, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 431,053 million and
KZT 34,619 million, respectively.

As at 31 December 2025 and 31 March 2026, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 34,935 million and KZT 33,422 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

10.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2025	31 March 2026

Total financial assets at FVTOCI	1,155,282	1,185,209
Total financial assets at FVTPL	22,464	23,139
Total financial assets at amortized cost	2,073	-

Total investment securities and derivatives	1,179,819	1,208,348

Financial assets at FVTOCI comprise:
	31 December 2025	31 March 2026

Debt securities	1,154,800	1,184,731
Equity investments	482	478

Total financial assets at FVTOCI	1,155,282	1,185,209

	Interest rate, %	31 December 2025	Interest rate, %	31 March 2026
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-15.35	781,476	0.60-15.35	726,461
Sovereign bonds of foreign countries	0.63-4.50	219,793	0.63-4.88	207,242
Corporate bonds	2.00-18.01	153,531	2.00-18.80	201,518
Discount notes of the NBRK	-	-	17.00	49,510

Total debt securities		1,154,800		1,184,731

Debt securities are graded according to their external credit ratings issued by international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2025	243,391	867,166	2,395	41,848	1,154,800
Debt securities as at 31 March 2026	241,145	862,338	2,231	79,017	1,184,731

Financial assets at FVTPL comprise:

	31 December 2025	31 March 2026

Investment funds	21,717	20,651
Derivative financial instruments	747	1,352
Debt securities	-	1,136
Total financial assets at FVTPL	22,464	23,139

As at 31 March 2026, financial assets at FVTPL included swap and spot instruments of
KZT 452 million (31 December 2025: KZT 741 million) with a notional amount of
KZT 111,760 million (31 December 2025: KZT 171,046 million) and forwards of KZT 900 million (31 December 2025: KZT 6 million) with a notional amount of KZT 562,865 million
(31 December 2025: KZT 262,794 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

As at 31 March 2026, financial liabilities at FVTPL included swap and spot instruments of
KZT 6,296 million (31 December 2025: KZT 1,571 million) with a notional amount of KZT 112,016 million (31 December 2025: KZT 170,715 million) and forwards of KZT 9,607 million
(31 December 2025: KZT 5,488 million) with a notional amount of KZT 579,010 million
(2025: KZT 276,712 million).

As at 31 December 2025 and 31 March 2026, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT Nil and KZT 19,330 million, respectively (Note 12).

11.
Loans to customers

	31 December 2025	31 March 2026

Gross loans to customers	7,543,926	7,653,631
Less: allowance for impairment losses (Note 7)	(371,764)	(391,098)

Total loans to customers	7,172,162	7,262,533

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the three months ended 31 March 2025 and 2026 are disclosed in Note 7.

As at 31 December 2025 and 31 March 2026, accrued interest of KZT 106,348 million and
KZT 114,358 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPLs”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPLs. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2025	466,845	371,764	80%
As at 31 March 2026	503,031	391,098	78%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Three months ended 31 March 2025	Three months ended 31 March 2026
Provision expenses on loans to customers	(40,159)	(50,182)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,691,163	129,800	703,082	19,881	7,543,926
Less: allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,714,939	149,370	766,200	23,122	7,653,631
Less: allowance for impairment losses	(66,959)	(28,291)	(293,970)	(1,878)	(391,098)
Carrying amount as at 31 March 2026	6,647,980	121,079	472,230	21,244	7,262,533

During the three months ended 31 March 2025 and 2026, the Group has restructured loans to customers, which were classified as NPLs, in the amount of KZT 43,031 million and
KZT 58,840 million, respectively, by providing an interest free extended repayment schedule.

During the three months ended 31 March 2025 and 2026, KZT 23,922 million and
KZT 31,254 million, respectively, of restructured loans were collected.

As at 31 December 2025 and 31 March 2026, the Group’s restructured loans in

Stage 3 amounted to the gross carrying amount of KZT 145,302 million and KZT 158,028 million, respectively.

As at 31 December 2025 and 31 March 2026, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 26,505 million and KZT 28,766 million, respectively.

As at 31 December 2025 and 31 March 2026, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 27,653 million and KZT 32,967 million, respectively.

As at 31 December 2025 and 31 March 2026, the Group’s restructured loans recognised as POCI amounted to the gross carrying amount of KZT 19,881 million and KZT 22,539 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

12.
Due to banks

	31 December 2025	31 March 2026
Recorded at amortised cost:
Repurchase agreements	-	19,330
Time deposits of banks and other financial institutions	16,183	5,764

Total due to banks	16,183	25,094

As at 31 December 2025 and 31 March 2026, accrued interest of KZT 494 million and

KZT 79 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2025 and 31 March 2026, amounted to KZT Nil and
KZT 19,330 million, respectively.

13.
Customer accounts

	31 December 2025	31 March 2026

Individuals
Term deposits	6,244,418	6,363,449
Current accounts	934,286	711,893
Total due to individuals	7,178,704	7,075,342

Corporate customers
Term deposits	148,210	148,744
Current accounts	204,372	204,451
Total due to corporate customers	352,582	353,195

Total customer accounts	7,531,286	7,428,537

As at 31 December 2025 and 31 March 2026, accrued interest of KZT 66,419 million and
KZT 69,304 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2025 and 31 March 2026, customer accounts of KZT 100,816 million and
KZT 76,845 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2025 and 31 March 2026, customer accounts of KZT 78,145 million (1.0% of total customer accounts) and KZT 85,004 million (1.1% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2025 and 31 March 2026, customer accounts were predominately denominated in KZT, comprising 93% and 93%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

14.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2025	216,742,000	199,500,000	(9,484,271)	190,015,729
ADS options exercised (Note 15)	-	-	771,756	771,756
ADS buy-back program	-	-	(559,553)	(559,553)

31 December 2025	216,742,000	199,500,000	(9,272,068)	190,227,932

ADS options exercised (Note 15)	-	-	536,912	536,912
ADS buy-back program	-	-	(737,578)	(737,578)
31 March 2026	216,742,000	199,500,000	(9,472,734)	190,027,266

The Group accounts for ADSs repurchased in Treasury Shares component of Share Capital.

One ADS represents one share.

The following table summarizes the details of the GDR/ADS buy-back programs:

	Start date	Maturity date	Number of GDR/ADSs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
7th buy-back program	17 November 2025	27 February 2026	1,297,131	50,274
31 March 2026			5,334,063	177,501

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,443	3,443
ADS buy-back program	-	(21,907)	(21,907)
31 December 2025	130,144	(169,985)	(39,841)
ADS options exercised	-	10,640	10,640
ADS buy-back program	-	(28,368)	(28,368)
31 March 2026	130,144	(187,713)	(57,569)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

15.
Share-based compensation

In 2021, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December 2025	31 March 2026

Black-Scholes model inputs:
Weighted average share price in USD	89.6	83.8
Expected volatility	38.2%	36.2%
Risk-free rate	5.4%	6.5%
Dividend yield	6.8%	7.2%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the ADS options outstanding:

	31 December 2025 (ADSs)	31 March 2026 (ADSs)
Outstanding at the beginning of the period	1,598,230	1,319,074
Granted	497,790	-
Forfeited	(5,190)	(3,245)
Exercised	(771,756)	(536,912)
Expired	-	-
Outstanding at the end of the period	1,319,074	778,917

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2025	31,774
ADS options accrued	15,476
ADS options exercised	(19,312)
31 December 2025	27,938
ADS options accrued	2,735
ADS options exercised	(19,240)
31 March 2026	11,433

16.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2025	Fair value as at 31 March 2026	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 10)	237,573	227,912	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 10)	908,299	929,088	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 10)	9,347	28,149	Level 3	DCF method with weighted average discount ratio 14.1%.
Unlisted equity investments classified as financial assets at FVTOCI (Note 10)	63	60	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 10)	747	1,352	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Debt securities	-	1,136	Level 2	Quoted prices in markets that are not active.
Investment funds at FVPTL (Note 10)	21,717	20,651	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 10)	7,059	15,903	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

As at 31 December 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 177,483 million and KZT 589,517 million, respectively.

As at 31 March 2026, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 237,137 million and KZT 524,523 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

	Fair value through other comprehensive income
	Unquoted debt securities	Total
1 January 2026	9,347	9,347
Total gains or losses
- in profit or loss	-	-
- in other comprehensive income	278	278
Purchases	18,524	18,524
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-
31 March 2026	28,149	28,149

During the three months ended 31 March 2026, there were no transfers between Level 1, Level 2, and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	51,951	51,220	Level 2
Loans to customers	7,172,162	7,315,342	Level 3
Due to banks	16,183	16,183	Level 2
Customer accounts	7,531,286	7,463,854	Level 2
Debt securities issued	331,992	342,495	Level 2
Subordinated debt	161	161	Level 2
Trade liabilities	346,401	346,401	Level 3

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

	31 March 2026
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	62,350	61,871	Level 2
Loans to customers	7,262,533	7,221,719	Level 3
Due to banks	25,094	25,094	Level 2
Customer accounts	7,428,537	7,384,997	Level 2
Debt securities issued	309,687	314,187	Level 2
Subordinated debt	13	13	Level 2
Trade liabilities	277,405	277,405	Level 3

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Trade liabilities

Trade liabilities are short-term in nature, it is assumed that the carrying values approximate to their fair value.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

17.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2025		31 March 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	333	7,543,926	128	7,653,631
- entities controlled by the key management personnel of the Group	333		128

Other assets	1,971	183,536	2,117	179,953
- entities controlled by the key management personnel of the Group	1,971		2,117

Due to banks	146	16,183	194	25,094
- entities controlled by the key management personnel of the Group	146		194

Customer accounts	18,474	7,531,286	12,098	7,428,537
- entities controlled by the key management personnel of the Group	2,865		1,536
- key management personnel of the Group	15,573		10,522
- other related parties	36		40

Other liabilities	3,352	182,739	3,799	210,296
- entities controlled by the key management personnel of the Group	3,352		3,798
- key management personnel of the Group	-		1

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

	31 March 2025		31 March 2026
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	1,061	353,741	1,297	386,581
- entities controlled by the key management personnel of the Group	1,018		1,292
- key management personnel of the Group	43		5

Interest revenue	51	327,964	23	451,887
- other related parties	51		23

COSTS AND OPERATING EXPENSES
Interest expense and fees	(256)	(183,067)	(517)	(267,950)
- entities controlled by the key management personnel of the Group	(10)		(9)
- key management personnel of the Group	(245)		(508)
- other related parties	(1)		-

Transaction expenses	(62)	(7,786)	(218)	(8,750)
- entities controlled by the key management personnel of the Group	(62)		(218)

Cost of goods and services	(1,786)	(200,977)	(2,797)	(312,694)
- entities controlled by the key management personnel of the Group	(1,786)		(2,797)

Technology & product development	-	(42,897)	(440)	(61,579)
- entities controlled by the key management personnel of the Group	-		(440)

General & administrative expenses	-	(16,953)	(4)	(22,549)
- entities controlled by the key management personnel of the Group	-		(4)

During the three months ended 31 March 2025 and 2026, the total value of goods purchased from entities controlled by the key management personnel was KZT 1,740 million and

KZT 2,517 million, respectively, from which KZT 1,679 million and KZT 2,430 million, respectively, was recognised in cost of goods and services.

During the three months ended 31 March 2025 and 2026, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 75 million and KZT Nil, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the Three months ended 31 March 2026 (Unaudited)

(in millions of KZT)

Compensation to directors and other members of key management is presented as follows:

	Three months ended 31 March 2025		Three months ended 31 March 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Compensation to key management personnel:
Employee benefits	(139)	(44,710)	(158)	(61,262)
Share-based compensation	(10)	(2,161)	(5)	(2,735)

18.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank” - subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December 2025	31 March 2026

Tier 1 capital (k1.2)	19.6%	20.1%
Total capital (k.2)	19.6%	20.1%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December 2025	31 March 2026

Tier 1 capital (k1.2)	12.7%	13.5%
Total capital (k.2)	12.7%	13.5%

19.
Subsequent events

In April 2026, the Group issued debt securities totaling USD 600 million at a fixed rate of
5.9% per annum and maturing in 2031.

In April 2026, Kaspi.kz JSC declared dividends for 2025 of KZT 850 per share in the amount of KZT 161,523 million.

In May 2026, the Board of Directors of the Company proposed a dividend for the first quarter of 2026 of KZT 850 per share, subject to shareholder approval.